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April 15, 2009

VIA EDGAR

Karen J. Garnett, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C.  20549-0302

Re:	Pharma-Bio Serv, Inc.
Post Effective Amendment No. 3 to
Registration Statement on Form S-1
Filed February 26, 2009
File No. 333-132847

Dear Ms. Garnett:

On behalf of Pharma-Bio Serv, Inc. (the “Company”), we hereby respond to the Staff’s comment letter, dated March 13, 2009, regarding the above-referenced Post Effective Amendment No. 3 to Registration Statement on Form S-1 (the “Post Effective Amendment”). Please note that we are simultaneously filing a revised Post Effective Amendment.

For the Staff's convenience, we have recited the Staff's comment in boldface type and provided our response to such comment immediately thereafter.

Item 17.  Undertakings

1.           Please include the undertakings required by Item 512(a)(5) of Regulation S-K.

In response to the Staff’s comment, we have revised the Post Effective Amendment to include the appropriate undertakings.

Karen J. Garnett, Assistant Director
United States Securities and Exchange Commission
April 15, 2009

*           *           *

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

*           *           *

In connection with responding to the Commission’s comments, the Company acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the response provided above fully address the Staff's comment.  If you have any questions, please call me at (305) 982-5581.

Sincerely,

AKERMAN SENTERFITT

Michael Francis
For the Firm

cc:	Securities and Exchange Commission
Stacie Gorman

Pharma-Bio Serv, Inc.
Pedro Lasanta